UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Lixiang Education Announces Unaudited Half Year 2025 Financial Results

Lishui, China, October 16, 2025 — Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”), a prestigious international and vocational education service provider in China, today announced its unaudited financial results for the first half year of 2025.

First Half Year 2025 Financial Results

Net Revenues

Net revenues for the six months ended June 30, 2025 were RMB15.4 million (US$2.1 million), compared with RMB15.3 million for the same period ended June 30, 2024.

Tuition and accommodation income

For the vocational education, revenue contribution for the period was RMB6.5 million, primarily from Langfang School, representing a decrease of RMB1.6 million by 19.6% compared with RMB8.1 million for the same period ended June 30, 2024, primarily due to the numbers of graduates of 609 exceeded the enrolment of new students of 189.

For the high school education, revenue contribution for the period was RMB2.5 million from Lishui International School, representing an increase of RMB1.0 million, or 64.5%, compared with RMB1.5 million for the same period ended June 30, 2024. The increase was attributable to the addition of a second-year class at Lishui International School in the first half of 2025.

Sales of meal, uniforms and learning materials

Revenue contribution for the period was RMB0.3 million, compared with RMB1.0 million for the same period in 2024, due to the decrease in the number of students from 1,217 in the first half year of 2024 to 930 in the first half year of 2025 enrolled at Langfang School.

Healthcare Support Services

Hebei Chuangxiang launched a new business, healthcare support services (including inpatient care assistance), which generated revenue of RMB1.9 million for the six months ended June 30, 2025.

Others

Other revenue of RMB4.2 million primary consisted of course design, development and training in the first half year of 2025 of RMB2.6 million, comprehensive service for flexible employment of RMB1.1 million, rental income of RMB0.3 million from third parties and RMB0.2 million from our related party for the six months ended June 30, 2025.

Other revenue of RMB4.7 million primary consisted of course design, development and training in the first half year of 2024 of RMB2.8 million, consulting services of oversea students’ enrolment of RMB0.6 million, comprehensive service for flexible employment of RMB0.5 million, rental income of RMB0.4 million from third parties and RMB0.4 million from our related party for the six months ended June 30, 2024.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2025 was RMB20.4 million (US$2.8 million), representing an increase of RMB5.3 million from RMB15.1 million for the same period ended June 30, 2024. The increase in cost of revenues was primarily attributable to: (i) an increase of RMB3.6 million in rental costs attributable to higher site rental fees for Langfang School; (ii) an increase of RMB2.7 million in costs associated with the launch of the healthcare support services by Hebei Chuangxiang; partially offset by (iii) a decrease of RMB1.4 million in taxes and surcharges.

Gross Profit/(Loss)

As a result of the foregoing, gross loss for the first half year of 2025 was RMB5.0 million (US$0.7 million), compared with the gross profit of RMB0.3 million for the same period ended June 30, 2024. The decline was mainly attributable to higher rental costs and the costs associated with healthcare support services, a newly launched business.

Operating Expenses

Total operating expenses for the first half year of 2025 were RMB10.0 million (US$1.4 million), compared with RMB9.7 million for the same period ended June 30, 2024.

General and administrative expense for the first half year of 2025 was RMB9.6 million (US$1.3 million), decreased slightly by RMB0.1 million compared with RMB9.7 million for the same period ended June 30 2024.

Selling and marketing expenses for the first half year of 2025 was RMB0.4 million (US$0.1 million), compared with RMB7.0 thousand for the same period ended June 30, 2024. The increase in selling and marketing expenses was primarily due to the expansion of sales team for the new healthcare support services business initiatives.

Other Income, net

Total net other income for the first half year of 2025 was RMB0.8 million (US$0.1 million), compared with RMB1.9 million for the same period ended June 30, 2024. The decrease was primarily due to (i) a decrease of RMB0.6 million in other income mainly attributable to grants for needy students received by Langfang School, and (ii) an increase of RMB0.5 million in other expenses, driven by an overdue tax penalty of RMB0.3 million and additional employee compensation of RMB0.2 million.

Net Loss

Net loss for the first half year of 2025 was RMB16.1 million (US$2.2 million), compared with net loss of RMB8.6 million for the same period ended June 30, 2024.

Net Loss Attributed to Ordinary Shares/ADS

Basic and diluted net loss per share attributable to ordinary shareholders of the Company from for the first half year of 2025 were RMB0.01, compared with basic and diluted net loss per share of RMB0.07 for the same period ended June 30, 2024.

Basic and diluted net loss per ADS attributable to ADS holders of the Company for the first half year of 2025 were RMB0.88, compared with basic and diluted net loss per ADS of RMB12.95 for the same period ended June 30, 2024.

Cash and Working Capital

As of June 30, 2025, the Company had total cash of RMB221.4 million (US$30.9 million), an increase of RMB0.7 million from RMB220.7 million as of December 31, 2024.

Contingency

On December 18, 2023, Lishui Mengxiang, as applicant, filed an arbitration application against Beijing S.K. and its affiliates, as respondents in relation to the breach of the investment cooperation agreement entered into between the two parties on July 27, 2021 and a series of investment supplemental agreement entered into between the two parties during 2023 and 2024. The main arbitration claim was to request the respondents to pay the contract amount of RMB72.41 million and the liquidated damages of RMB20 million. On April 3, 2025, the Beijing Arbitration Commission rendered a final award granting the applicant’s main arbitration claims. As of the date of this report, Lishui Mengxiang has not yet received the aforementioned amount.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the rate in effect as of June 30, 2025 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(RMB, except share data and per share data, or otherwise noted)

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash	220,724,238	221,388,206	30,904,602
Prepayments and other current assets, net	5,846,730	6,079,119	848,612
Accounts receivable	156,770	1,116,018	155,790
Amounts due from related parties	9,542,000	7,794,000	1,088,000
Total current assets	236,269,738	236,377,343	32,997,004
Non-current assets:
Property and equipment, net	147,250,054	145,342,020	20,288,964
Land use rights, net	33,927,238	33,453,892	4,669,983
Intangible assets, net	163,687	131,952	18,420
Right-of-use assets	51,906,613	47,519,402	6,633,453
Other non-current asset	1,100,000	1,110,000	154,950
Total non-current assets	234,347,592	227,557,266	31,765,770
TOTAL ASSETS	470,617,330	463,934,609	64,762,774
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	84,000,000	84,000,000	11,725,948
Accounts payable	388,494	175,215	24,459
Deferred revenue, current	5,595,491	3,520,866	491,494
Salary and welfare payable	1,861,780	1,779,714	248,438
Amounts due to a related party	1,817,485	-	-
Amounts due to Affected Entity, current	-	57,877,728	8,079,419
Taxes payable	2,146,819	937,985	130,937
Income tax payable	213,495	249,434	34,820
Accrued liabilities and other current liabilities	7,489,769	6,913,705	965,116
Operating lease liabilities, current	9,208,569	9,125,856	1,273,920
Total current liabilities	112,721,902	164,580,503	22,974,551
Non-current liabilities:
Amounts due to Affected Entity, non-current	173,046,163	-	-
Operating lease liabilities, non-current	38,352,135	35,761,127	4,992,061
Other non-current liabilities	1,000,000	1,000,000	139,595
Total non-current liabilities	212,398,298	36,761,127	5,131,656
Total liabilities	325,120,200	201,341,630	28,106,207
Commitments and contingencies
Shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 19,700,000,000 shares authorized, 71,667,000 and 1,871,667,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	50,584	1,368,598	191,049
Class B ordinary shares (US$0.0001 par value; 100,000,000 shares authorized, 45,000,000 and 45,000,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	30,508	30,508	4,259
Additional paid-in capital	343,098,862	476,500,785	66,516,945
Statutory reserves	60,610,543	60,610,543	8,460,906
Accumulated other comprehensive income	12,294,900	10,729,116	1,497,727
Accumulated deficit	(269,947,314)	(286,005,618)	(39,924,845)
Total Lixiang Education Holding Co., Ltd. shareholders’ equity	146,138,083	263,233,932	36,746,041
Non-controlling interests	(640,953)	(640,953)	(89,474)
TOTAL SHAREHOLDERS’ EQUITY	145,497,130	262,592,979	36,656,567
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	470,617,330	463,934,609	64,762,774

Lixiang Education Holding Co., Ltd.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(RMB, except share data and per share data, or otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Net revenues:
Revenue from third parties	14,937,481	15,178,166	2,118,790
Revenue from related party	377,143	188,571	26,324
Total net revenues	15,314,624	15,366,737	2,145,114
Cost of revenues	(15,050,531)	(20,414,316)	(2,849,729)
Gross profit/(loss)	264,093	(5,047,579)	(704,615)
Operating expenses:
General and administrative expenses	(9,682,494)	(9,569,133)	(1,335,799)
Selling and marketing expenses	(6,839)	(417,072)	(58,221)
Total operating expenses	(9,689,333)	(9,986,205)	(1,394,020)
Operating loss	(9,425,240)	(15,033,784)	(2,098,635)
Interest expense	(1,273,223)	(1,774,023)	(247,644)
Interest income	238,648	20,586	2,874
Other income, net	1,902,355	768,867	107,330
Loss before income tax expense	(8,557,460)	(16,018,354)	(2,236,075)
Income tax expenses	(76,929)	(39,950)	(5,577)
Net loss	(8,634,389)	(16,058,304)	(2,241,652)
Net loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(8,560,021)	(16,058,304)	(2,241,652)
Net loss attributable to non-controlling interests	(74,368)	-	-
Other comprehensive income/(expenses):
Foreign currency translation adjustment, net of nil tax	1,593,893	(1,565,784)	(218,575)
Comprehensive loss	(7,040,496)	(17,624,088)	(2,460,227)
Total comprehensive loss attributable to non-controlling interests	(74,368)	-	-
Total comprehensive loss attributable to Lixiang Education Holding Co., Ltd. shareholders	(6,966,128)	(17,624,088)	(2,460,227)
Loss per ordinary share attributable to Lixiang Education Holding Co., Ltd. shareholders	(0.07)	(0.01)	-
—Basic and diluted
Weighted average number of ordinary shares outstanding	116,667,000	1,866,667,000	1,866,667,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

	By:	/s/ Fen Ye
Fen Ye
Chairlady of Board of Directors

Date: October 16, 2025